SEC MAIL PROCESSING SECTION RECEIVED MAR 13 2006 WASH, D.C. 199

SECURI 06005088 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PenVest Securities Inc. 2728 Birchwood Avenue
(No. and Street)

Wilmette, (City) Illinois (State) 60091-2103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Haggerty (847) 920-1473
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 20 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Haggerty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PenVest Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

"OFFICIAL SEAL"
A. A. Osafo
Notary Public, State of Illinois
Cook County
My Commission Expires January 6, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2005

TABLE OF CONTENTS

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT

Board of Directors
Penvest Securities Inc.

We have audited the accompanying balance sheet of Penvest Securities Inc. as of December 31, 2005 and the related statements of operations , changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penvest Securities Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

March 3, 2006

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Balance Sheet
December 31, 2005

ASSETS

Current Assets:		
Cash and equivalents	$	9,011
Investments		3,300
Total current assets		12,311
Property and Equipment:		
Furniture and equipment		1,497
Accumulated depreciation		299
Net book value		1,198
Total assets	$	13,509

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable:		
Trade	$	-
Stockholder's Equity:		
Common stock		25,200
Additional paid in capital		125,948
Retained earnings (deficit)		(85,639)
Treasury Stock		(52,000)
Total stockholder's equity		13,509
Total liabilities and stockholder's equity	$	13,509

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Statement of Operations
For the Year Ended December 31, 2005

Income:		
Commissions earned	$	18,919
Expenses:		
Administrative and consulting fees paid to:		
Penvest Administrative Services		24,962
Stockholder		4,813
Licensing and fees		13,840
Auto lease		377
Office rent		1,800
Telephone		1,085
Office supplies and postage		1,446
Freight		30
Liability Insurance		829
Professional services		11,356
Dues and subscriptions		1,828
Maintenance and repairs		375
Printing		319
Educational expense		791
Depreciation expense		1,090
Total expenses		64,941
Loss from operations		(46,022)
Other Expense:		
Other expense		25
Net Loss	$	(46,047)

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Treasury Stock	Total Stockholder's Equity
Balance, January 01, 2005	$ 25,000	$ 26,148	$ (39,592)	$ -	$ 11,556
Sale of additional stock	200	99,800	-	-	100,000
Repurchase of stock	-	-	-	(52,000)	(52,000)
Net loss	-	-	(46,047)	-	(46,047)
Balance, December 31, 2005	$ 25,200	$ 125,948	$ (85,639)	$ (52,000)	$ 13,509

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:		
Net loss	$	(46,047)
Depreciation		2,309
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts payable		(45)
Net cash used by operating activities		(43,783)
Cash Flows from Investing Activities:		
Purchase of equipment		(1,497)
Cash Flows from Financing Activities:		
Proceeds from stock sales		100,000
Treasury stock purchase		(52,000)
Net cash provided by financing activities		48,000
Increase in cash and equivalents		2,720
Cash and equivalents, Beginning of year		6,291
Cash and equivalents, End of year	$	9,011

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2005

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on October 18, 1988. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2005. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Securities Available for Sale (Investments)

Securities held as securities available for sale are stated at market value, except for the stock warrants, which are at cost because the market value is not readily available. Adjustments to market value are recorded as a separate component of equity. Realized gain and losses upon disposition are determined using the specific identification method.

NASDAQ Inc. warrants	$ 3,300

Commission Income

Commissions are normally recognized as income when received because they are generally considered Section 12(b)(1) fees and are not earned until received.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their useful lives. Depreciation expense for the year ended December 31, 2005 was $2,309.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration

Substantially all of the Company's commission income is received from one investment company.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Notes to Financial Statements
December 31, 2005
(Continued)

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital and required net capital were $8,896 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was -0-%.

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par - Voting	28,000	25,200
$1 Par - Nonvoting	28,000	---

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2005. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

The Company has federal and state net operating loss carryovers of approximately $78,000, which are scheduled to expire in various years through 2020.

Due to the uncertainty of the realization of future tax benefit, the Company has not recorded a deferred tax asset for the value of the net operating losses.

6. Related Party Activity

During the year, the Company paid $24,962 to Penvest Administrative Services Inc. (an affiliated company) for administrative and consulting services.

7. Equity Transactions

In February 2005, the Company sold 200 shares of common voting stock for a total of $100,000 to two new shareholders. The Company then repurchased all but 800 shares of the stock held by the former sole shareholder for a total of $50,000. In July 2005, the Company purchased a 20% interest in Blue Sky Group, Inc. for a total of $2,000. Subsequently in July 2005, in exchange for the 200 shares of stock issued in February 2005, the Company transferred ownership of their 20% interest in Blue Sky Group, Inc. to the two previously mentioned new shareholders. As of December 31, 2005, common stock is held as follows:

Sole shareholder	800 shares
Treasury stock	24,400 shares
	25,200 shares

Pending approval by the NASD, the 800 shares will be sold to a new shareholder.

PENVEST SECURITIES INC.
Pewaukee, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2005

Net Capital Computation:		
Stockholder's equity at year end	$	13,509
Less:		
Haircuts on securities		(3,300)
Property and equipment		(1,198)
CRD daily account		(115)
Net capital	$	8,896
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	-
Aggregate indebtedness	$	-
Percentage of Aggregate Indebtedness to Net Capital		- %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	8,896

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Penvest Securities Inc.

In planning and performing our audit of the financial statements of Penvest Securities Inc. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Penvest Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Penvest Securities Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

March 3, 2006